HARRISON J. GOLDIN
                               THE EXAMINER IN THE
                    ENRON NORTH AMERICA CORP. BANKRUPTCY CASE
                          c/o Goldin Associates, L.L.C.
                         400 Madison Avenue, 10th Floor
                            New York, New York 10017

                Tel: (212) 593-2255          Fax: (212) 888-2841

                                                            January 8, 2004

To the Creditors of Enron North America Corp.
and Its Direct and Indirect Debtor Subsidiaries (collectively, "ENA"):

          As described in the Disclosure Statement (a copy of which is enclosed), pursuant to various Orders entered by the Bankruptcy Court the ENA Examiner was appointed, among other things: (a) to render reports relating to certain ENA transactions; (b) to act as a fiduciary for ENA creditors and review and monitor certain post-Petition Date transactions of ENA; and (c) to facilitate a Chapter 11 plan for ENA. The ENA Examiner has been engaged in these activities since March, 2002 and, particularly in the last year, with the Debtors' plan formulation process.

          Following discussions and negotiations with the ENA Examiner, the Debtors and Creditors' Committee modified their initial plan proposal to address certain inter-Debtor and inter-creditor issues. These modifications, reflected in the Fifth Amended Plan (a copy of which is also enclosed), pertain, among other things, to the following:

     o Substantive Consolidation: The Fifth Amended Plan enhances recoveries to ENA creditors with Enron Corp. guaranties by, inter alia, (i) according additional value to guaranty claimants and (ii) permitting guaranty claimants to participate in recoveries from the so-called Mega Claim litigations.

     o Asset Transfers: As to certain assets previously owned by ENA that were purportedly transferred pre-Petition to Enron Corp., the ENA Examiner believes these transfers are potentially avoidable; the Fifth Amended Plan returns (in whole or in part) three of those assets to ENA.

     o Liquidity: ENA has generated more cash post-Petition than other Debtors. Accordingly, while other creditors will receive a uniform mixture of cash and securities in the ongoing enterprises that are not scheduled for sale, creditors of ENA, in the aggregate, have the option to accept up to $125 million of additional cash in lieu of certain securities.

     o Governance: To address the concerns of certain ENA creditors, the Fifth Amended Plan provides for the ENA Examiner to continue his fiduciary responsibilities post-confirmation.

          The foregoing description summarizes only certain aspects of the settlement and compromise contained in the Fifth Amended Plan and does not constitute any part of, and is not intended as a substitute for, the Disclosure Statement approved by the Court. Creditors should read the Fifth Amended Plan and the accompanying Disclosure Statement (including, without limitation, all of the risk factors set forth therein) in their entirety before voting on the Fifth Amended Plan.

          The ENA Examiner is pleased that the Debtors and the Creditors' Committee have agreed to the foregoing modifications that are reflected in the Fifth Amended Plan. The ENA Examiner believes that the settlement contained in the Fifth Amended Plan is reasonable and that the treatment of ENA creditors therein is fair and equitable. Accordingly, the ENA Examiner endorses a vote by ENA creditors in favor of the Fifth Amended Plan and supports its confirmation. Each creditor must, however, make its own independent decision as to whether or not the Fifth Amended Plan is acceptable to that Creditor before voting to accept or reject the Fifth Amended Plan.



                                       HARRISON J. GOLDIN
                                       THE ENA EXAMINER



                                       2